Exhibit 99.3

UNAUDITED PRO FORMA FINANCIAL INFORMATION

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008 AND 2007

AND FOR THE THREE MONTHS ENDED DECEMBER 31 2007

BROOKFIELD INFRASTRUCTURE

The unaudited pro forma financial information of Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) for the years ended December 31, 2008 and 2007 and for the three-month period ended December 31, 2007 present Brookfield Infrastructure’s results of operations, adjusted to give effect to:

•

the transfer to Brookfield Infrastructure of a 10.7% ownership interest in Transelec Chile S.A.(“Transelec”) (which was acquired by Brookfield Asset Management Inc. (“Brookfield”) on June 30, 2006) and a 37.5% interest in Island Timberlands Limited Partnership (“Island Timberlands”) (acquired by Brookfield on May 30, 2005);

•	the transfer to Brookfield Infrastructure of interests ranging from 7% to 18% in five separate, but related, Brazilian electricity transmission investments, which are collectively referred to as TBE;

•

the transfer to Brookfield Infrastructure of a 30% interest in Longview Timber Holdings Corp.’s (“Longview”) timberland operations (which was acquired by Brookfield on April 20, 2007) reflecting adjustments to Longview’s historical financial statements for the sale by Longview of eight converting facilities and all of its manufacturing operations prior to Brookfield Infrastructure’s acquisition of its interest in Longview;

•

the additional equity investment in Transelec (made on April 3, 2008) to fund an adjustment to the original purchase price of Transelec due to an increase in the regulated asset value of our Chilean transmission operations, which resulted in an increase in Brookfield Infrastructure’s ownership interest in Transelec from 10.7% to 17.8%; and

•

the spin-off (“Spin-off”) of the Partnership’s units to Brookfield shareholders on January 31, 2008 and related transactions including entry into our Master Services Agreement with Brookfield and the issuance of preferred shares to Brookfield by Brookfield Infrastructure’s holding entity subsidiaries, as if all such transactions were completed on January 1, 2007.

The unaudited pro forma financial information has been prepared based upon currently available information and assumptions deemed appropriate. The unaudited pro forma financial information is provided for informational purposes only and may not be indicative of the results that would have occurred if the Spin-off and the other transactions above had been effected on the dates indicated nor is it necessarily indicative of future performance.

The unaudited pro forma financial information should be read together with Brookfield Infrastructure Partner L.P.’s (the “Partnership”) Supplementary Information for the quarter ended December 31, 2008 and the historical financial statements found on the Partnership’s website and included as exhibits to the Partnership’s Form 6-K filed in connection with its fourth quarter results press release.

All financial data in the unaudited pro forma financial information is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

Brookfield Infrastructure Partners  |   2008 SUPPLEMENTAL INFORMATION        1

BROOKFIELD INFRASTRUCTURE

PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

(unaudited, in millions of U.S. dollars)

	Historical Financials	Increase in Transelec Ownership Interest	Other	Pro Forma
Revenues	$32.9	$—	$—	$32.9
Cost of revenues (exclusive of depreciation expense)	(2.6)	—	—	(2.6)
Selling, general and administrative expenses	(18.7)	—	(0.8)[1]	(19.5)
Other income	0.9	—	—	0.9
Depreciation expense	(7.7)	—	—	(7.7)
Interest expense	(12.9)	—	—	(12.9)
Earnings from equity accounted investments	25.2	0.7	—	25.9
Dividend income	14.3	—	—	14.3

Net income before taxes	31.4	0.7	(0.8)	31.3
Income tax expense	(3.4)	—	—	(3.4)

Net income	$28.0	$0.7	$(0.8)	$27.9

1	Adjusts for a full period of management fees payable under the Master Services Agreement.

2        Brookfield Infrastructure Partners  |   2008 SUPPLEMENTAL INFORMATION

BROOKFIELD INFRASTRUCTURE

PRO FORMA STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

(unaudited, in millions of U.S. dollars)

	Historical Financials	Equity accounted earnings Island, Transelec & Longview - Historical[1]	TBE	Increase in Transelec ownership interest	Other	Pro Forma
Revenues	$33.1	$—	—	—	$—	$33.1
Cost of revenues (exclusive of depreciation expense)	(1.1)	—	—	—	—	(1.1)
Selling, general and administrative expenses	(4.4)	—	—	—	(15.2)[2]	(19.6)
Other income	(0.4)	—	—	—	1.1 [3]	0.7
Depreciation expense	(7.2)	—	—	—	—	(7.2)
Interest expense	(6.9)	—	—	—	(5.6)[4]	(12.5)
Earnings (losses) from equity accounted investments	(7.8)	3.3	—	0.2	(5.2)[5]	(9.5)
Dividend income	0.5	—	15.5	—	—	16.0

Net income before taxes	5.8	3.3	15.5	0.2	(24.9)	(0.1)
Income tax expense	6.2	—	—	—	—	6.2

Net income	$12.0	$3.3	15.5	0.2	$(24.9)	$6.1

1	Reflects Brookfield Infrastructure’s share of the earnings generated by Island Timberlands, Transelec and Longview for periods after their acquisition by Brookfield, but prior to their transfer to Brookfield Infrastructure.
2	Adjusts for the management fee payable under the Master Services Agreement and for general expenses for the year, consistent with 2008.
3	Adjusts for interest income for the year, consistent with 2008.
4	Adjusts for interest expense for the year, consistent with 2008.
5	Adjusts for losses generated by Longview for the period from January 1, 2007 to April 19, 2007 prior to its acquisition by Brookfield.

Brookfield Infrastructure Partners  |   2008 SUPPLEMENTAL INFORMATION        3

BROOKFIELD INFRASTRUCTURE

PRO FORMA STATEMENT OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2007

(unaudited, in millions of U.S. dollars)

	Historical Financials	Equity accounted earnings Island, Transelec & Longview - Historical [1]	Increase in Transelec ownership interest	Other	Pro Forma
Revenues	$8.8	$—	—	$—	$8.8
Cost of revenues (exclusive of depreciation expense)	(0.5)	—	—	—	(0.5)
Selling, general and administrative expenses	(1.4)	—	—	(5.2)[2]	(6.6)
Depreciation expense	(2.0)	—	—	—	(2.0)
Interest expense	(1.8)	—	—	(3.0)[3]	(4.8)
Earnings (losses) from equity accounted investments	(7.8)	(2.3)	(1.0)	—	(11.1)
Dividend income	0.5	—	—	—	0.5

Net income (loss) before taxes	(4.2)	(2.3)	(1.0)	(8.2)	(15.7)
Income tax expense	10.5	—	—	—	10.5

Net income (loss)	$6.3	$(2.3)	(1.0)	$(8.2)	$(5.2)

1	Reflects Brookfield Infrastructure’s share of the earnings generated by Island Timberlands, Transelec and Longview for periods prior to their transfer to Brookfield Infrastructure.
2	Adjusts for the management fee payable under the Master Services Agreement and for general expenses for the period, consistent with 2008.
3	Adjusts for interest expense for the period, consistent with 2008.

4        Brookfield Infrastructure Partners  |   2008 SUPPLEMENTAL INFORMATION